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                                                                                                          Exhibit 12

                           COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                       Six Months Ended
                                            June 30,                         Year Ended December 31,
                                       1995        1994          1994       1993       1992        1991         1990
                                          (unaudited)
                                                                  (dollars in thousands)

Fixed Charges:
 Interest Expense                     $15,418     $13,659       $27,945   $30,333   $38,893      $46,703       $40,178
 Capitalized Interest                     475         729         1,042     1,224       543        1,703         2,470
 Preferred Dividends                    6,224       6,259        12,475    12,551    12,618       12,691        12,746
Total Interest                         22,117      20,647        41,462    44,108    52,054       61,097        55,394

Interest Component of
  Rental Expense                       37,429      30,328        62,304    57,585    55,773       58,052        54,016

Fixed Charges                          59,546      50,975       103,766   101,693   107,827      119,149       109,410
 Less:
 Capitalized Interest                     475         729         1,042     1,224       543        1,703         2,470
 Preferred Dividends                    6,224       6,259        12,475    12,551    12,618       12,691        12,746
  Net Fixed Charges                   $52,847     $43,987       $90,249   $87,918   $94,666     $104,755       $94,194
Earnings:
 Income Before Taxes                  $85,913     $39,563      $111,920   $91,441  ($10,733)    ($43,337)     ($32,678)
 Add: Net Fixed
  Charges                              52,847      43,987        90,249    87,918    94,666      104,755        94,194
  Total Earnings                     $138,760     $83,550      $202,169  $179,359   $83,933      $61,418       $61,516

Ratio of Earnings to
 Fixed Charges:
   Total Earnings                    $138,760     $83,550      $202,169  $179,359   $83,933       $61,418      $61,516
   Fixed Charges (1)                   59,546      50,975       103,766   101,693   107,827       119,149      109,410

   Ratio                                  2.3 x       1.6 x         1.9 x     1.8 x     0.8 x(2)      0.5 x(2)     0.6 x(2)


(1) Fixed Charges represents interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's
Thrift and Stock Plan (the "TASP"), and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2) Earnings were inadequate to cover fixed charges for the periods shown; the deficiency was $23.9 million, $57.7 million and $47.9 million for the years ended December 31, 1992, 1991 and 1990, respectively.


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